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SECURIT 03013201 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35863

SEC RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.V. Kuhns & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 SW Broadway, Suite 2200
(No. and Street)

Portland, (City) Oregon (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Rogers (503) 221-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLap, White, Caldwell & Croy, LLP
(Name – *if individual, state last, first, middle name*)

4500 SW Kruse Way, Suite 200 Lake Oswego, Oregon 97035-2564
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

State of Oregon
County of Multnomah

OATH OR AFFIRMATION

I, Linda Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.V. Kuhns & Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Rogers
Signature

Accounting Manager
Title

Mary E. Schildan
Notary Public

OFFICIAL SEAL
MARY E. SCHILDAN
NOTARY PUBLIC-OREGON
COMMISSION NO. 354217
MY COMMISSION EXPIRES JAN. 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

February 19, 2003

Board of Directors
R.V. Kuhns and Associates, Inc.
Portland, Oregon

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of R.V. Kuhns and Associates, Inc. (an S corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.V. Kuhns and Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information for 2002 as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeLap White Caldwell & Croy, LLP

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

R.V. KUHNS AND ASSOCIATES, INC.

AUDIT REPORT ON FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

	Page
Facing page	
Independent auditor's report	1
Financial statements	
Statements of financial condition	2
Statements of operations	3
Statements of stockholders' equity (deficit)	4
Statements of changes in liabilities subordinated to claims of general creditors	5
Statements of cash flows	6
Notes to financial statements	7-10
Supplemental information for 2002	
Computation of net capital, aggregate indebtedness and ratio of aggregate indebtedness to net capital under Rule 15c3-1	11
Independent auditors' report on internal control required by SEC Rule 17a-5	12-13
Independent auditor's report on compliance	14

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 31,390	$ 28,605
Receivables from non-customers	441,585	396,663
Secured demand notes	773,000	773,000
Furniture, equipment and improvements, net	506,147	569,380
Due from stockholders and employees	22,399	20,796
Other assets	105,661	82,168
Total assets	$ 1,880,182	$ 1,870,612

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2002	2001
Liabilities:		
Accounts payable	$ 139,944	$ 90,781
Accrued payroll and related tax liabilities	179,611	160,151
Deferred rent	34,501	45,690
Total liabilities	354,056	296,622
Subordinated borrowings	1,739,039	1,681,779
Commitments:		
Stockholders' equity (deficit):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 27,430 and 26,128 shares in 2002 and 2001, respectively.	274	261
Additional paid-in capital	396,155	359,751
Deferred compensation	(120,150)	(109,872)
Notes receivable from stockholders	(20,808)	(31,212)
Accumulated deficit	(468,384)	(326,717)
Total stockholders' equity (deficit)	(212,913)	(107,789)
Total liabilities and stockholders' equity (deficit)	$ 1,880,182	$ 1,870,612

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue:		
Consulting fees	$ 5,448,727	$ 5,042,152
Interest income	31,980	43,098
Miscellaneous income	175	–
Total revenue	5,480,882	5,085,250
Expenses:		
Communications	143,804	191,241
Depreciation and amortization	219,996	144,377
Dues and subscriptions	9,334	6,494
Employee compensation and benefits	3,503,805	3,232,813
Equipment lease and rental	124,861	148,717
Interest expense	57,289	70,385
Licenses and taxes	51,152	53,369
Other operating expenses	396,652	407,796
Professional fees	194,874	174,337
Rent	263,728	269,355
Research	311,309	263,549
Travel and entertainment	345,745	279,029
Total expenses	5,622,549	5,241,462
Net loss	$ (141,667)	$ (156,212)

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock		Additional paid-in capital	Deferred compensation	Notes receivable from stockholders	Accumulated deficit	Total
	Shares	Amount					
Balances at December 31, 2000	23,932	$ 239	$ 281,134	$ (51,496)	$ (52,020)	$ (170,505)	$ 7,352
Issuance of stock	2,196	22	78,617	(78,639)	–	–	–
Change in notes receivable	–	–	–	–	20,808	–	20,808
Vesting of deferred compensation	–	–	–	20,263	–	–	20,263
Net loss	–	–	–	–	–	(156,212)	(156,212)
Balances at December 31, 2001	26,128	261	359,751	(109,872)	(31,212)	(326,717)	(107,789)
Issuance of stock	1,302	13	36,404	(36,417)	–	–	–
Change in notes receivable	–	–	–	–	10,404	–	10,404
Vesting of deferred compensation	–	–	–	26,139	–	–	26,139
Net loss	–	–	–	–	–	(141,667)	(141,667)
Balances at December 31, 2002	27,430	$ 274	$ 396,155	$ (120,150)	$ (20,808)	$ (468,384)	$ (212,913)

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2002 AND 2001

Subordinated borrowings at December 31, 2000	$ 1,888,470
Payments made	(277,021)
Interest on subordinated liabilities	70,330
Subordinated borrowings at December 31, 2001	1,681,779
Interest on subordinated liabilities	57,260
Subordinated borrowings at December 31, 2002	$ 1,739,039

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (141,667)	$ (156,212)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	219,996	144,377
Accrued interest on notes receivable from stockholders	–	(2,531)
Loss on disposal of furniture, equipment and improvements	2,304	25,648
Vesting of deferred compensation	26,139	20,263
Changes in operating assets and liabilities:		
Receivables from non-customers	(44,922)	195,004
Other assets	(23,493)	(51,455)
Accounts payable	49,163	(67,244)
Accrued payroll and related tax liabilities	19,460	(116,234)
Deferred rent	(11,189)	3,730
Accrued interest on subordinated borrowings	57,260	70,330
Net cash provided by (used in) operating activities	153,051	65,676
Cash flows from investing activities:		
Changes in stockholder and employee loans - net	(1,603)	2,707
Purchase of furniture, equipment and improvements	(159,067)	(209,307)
Net cash provided by (used in) investing activities	(160,670)	(206,600)
Cash flows from financing activities:		
Principal and interest payments on notes receivable from stockholders	10,404	23,338
Payments of subordinated notes	–	(277,021)
Net cash provided by (used in) financing activities	10,404	(253,683)
Net increase (decrease) in cash and cash equivalents	2,785	(394,607)
Cash and cash equivalents at beginning of year	28,605	423,212
Cash and cash equivalents at end of year	$ 31,390	$ 28,605
Supplemental cash flow disclosures:		
Non-cash investing and financing activities:		
Extension of maturity on subordinated borrowings	$ 773,000	$ 773,000
Common stock issued for deferred compensation	$ 36,417	$ 78,639

The accompanying notes are an integral part of these financial statements.

R.V. KUHNS AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. Summary of significant accounting policies

a. Organization

R.V. Kuhns and Associates, Inc. (the Company) provides investment consulting services, including investment performance measurement and investment manager selection. Customers are primarily pension and retirement plan trusts, located throughout the United States.

b. Credit risk

The Company grants credit to customers for services performed and is exposed to credit loss in the event of customer non-payment.

c. Cash and cash equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

d. Furniture, equipment and improvements

Furniture, equipment and improvements are carried at cost. Depreciation is computed using the straight-line method. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

e. Income taxes

The Company has elected to be an S Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an S Corporation are taxed individually on the Company's income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

f. Revenue recognition

Consulting fees are recognized in the period in which the related services are rendered.

g. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

R.V. KUHNS AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. Summary of significant accounting policies (continued)

h. Reclassifications

Certain prior year amounts have been reclassified to conform with current year financial statement classifications.

2. Furniture, equipment and improvements

Furniture, equipment and improvements consist of the following at December 31:

Classification	Estimated useful lives	2002	2001
Furniture and equipment	3 - 7 years	$ 901,579	$ 757,605
Leasehold improvements	10 years	179,884	179,884
		1,081,463	937,489
Less accumulated depreciation and amortization		(575,316)	(368,109)
Total		$ 506,147	$ 569,380

3. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

4. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio at December 31 would exceed 10 to 1). The Company had net capital of $449,706 and $504,411 at December 31, 2002 and 2001, respectively, which was $426,103 and $484,637 in excess of its required net capital of $23,603 and $19,774 at December 31, 2002 and 2001, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.79 and 0.59 at December 31, 2002 and 2001, respectively.

5. Lease commitments

The Company leases office furniture and equipment from the majority stockholder under a month-to-month rental arrangement requiring payments of $3,642 per month in 2002 and 2001. Total equipment and lease rent of $12,936 was paid to the stockholder in 2002 and $34,402 was paid in 2001. In addition, the Company occupies office space and leases other equipment under non-cancelable operating leases. Total rent and equipment expense to outside parties was $410,015 and $374,018 for 2002 and 2001, respectively.

5. Lease commitments (continued)

The future minimum lease payments required under the non-cancelable leases at December 31, 2002 are as follows:

Years ending	Amount
2003	$ 378,947
2004	374,273
2005	370,091
2006	306,000
2007	14,919
Total	$ 1,444,230

6. Profit sharing plan

The Company sponsors a 401(k) profit sharing plan for all eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. Contributions totaling approximately $78,000 were made to the plan for 2002. No contributions were made to the plan for 2001.

7. Subordinated borrowings

The borrowings under subordination agreements at December 31 are as follows:

	2002	2001
Subordinated note, 7.75%, due March 31, 2003	$ 150,000	$ 150,000
Subordinated note, 7.75%, due May 31, 2004	250,000	250,000
Subordinated note, 7.75%, due September 30, 2004	250,000	250,000
Secured demand note, collateral agreements, $580,000 due July 31, 2004 and $193,000 due April 30, 2004	773,000	773,000
Total notes	1,423,000	1,423,000
Accrued interest	316,039	258,779
Total	$ 1,739,039	$ 1,681,779

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note is secured by 38,000 shares of Merrill Lynch & Co. common stock. The majority stockholder retains full legal and beneficial ownership of the securities and bears the risk of loss and benefit of any gains in value of the securities.

8. Deferred compensation

The Company maintains stock bonus agreements for deferred compensation with certain employees. Under the agreements, shares of stock of the Company were granted to the employees at fair value with a three to five year vesting period. Compensation expense is recognized as the shares vest. In the event of employment termination within the vesting period, the Company is allowed, under the agreements, to repurchase the unvested shares at par value and the vested shares at fair value. See page four of the financial statements for the amounts of deferred compensation as of and for the years ended December 31, 2002 and 2001.

SUPPLEMENTAL INFORMATION FOR 2002

R.V. KUHNS AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002

Net capital:		
Total stockholders' equity (deficit)		$ (212,913)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,739,039
Total capital and allowable subordinated liabilities		1,526,126
Less nonallowable assets:		
Receivables from non-customers	$ (441,585)	
Furniture, equipment and improvements, net	(506,147)	
Due from stockholders and employees	(22,399)	
Other assets	(105,661)	(1,075,792)
Net capital before haircuts		450,334
Haircuts on liquid asset fund	(628)	
Undue concentration	–	(628)
Net capital		$ 449,706
Aggregate indebtedness:		
Accounts payable		$ 139,944
Accrued payroll and related tax liabilities		179,611
Deferred rent		34,501
Total aggregate indebtedness		$ 354,056
Computation of basic net capital requirements:		
Net capital requirement, greater of $5,000 or 6-2/3% of total aggregate indebtedness		$ 23,603
Net capital in excess of required amount		426,103
Net capital		$ 449,706
Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 414,300
Ratio of aggregate indebtedness to net capital		0.79 to 1

This computation does not materially differ from the computation of net capital included in Focus Part II filed by the Company as of December 31, 2002.

The accompanying notes and independent auditor's report should be read with this supplemental information.

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

February 19, 2003

Board of Directors
R.V. Kuhns and Associates, Inc.
Portland, Oregon

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of R.V. Kuhns and Associates, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation from them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

February 19, 2003

Board of Directors
R.V. Kuhns and Associates, Inc.
Portland, Oregon

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE

We have examined R.V. Kuhns and Associates, Inc.'s compliance with the applicable anti-money laundering provisions of the Patriot Act of 2001 during the year ended December 31, 2002. Management is responsible for R.V. Kuhns and Associates, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on R.V. Kuhns and Associates, Inc.'s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about R.V. Kuhns and Associates, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on R.V. Kuhns and Associates, Inc.'s compliance with specified requirements.

In our opinion, R.V. Kuhns and Associates, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2002.

This report is intended solely for the information and use of the management of R.V. Kuhns and Associates, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com